                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

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       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(D)(4)

                     OF THE SECURITIES EXCHANGE ACT OF 1934


                       DAVIDSON INCOME REAL ESTATE, L.P.,

                         A DELAWARE LIMITED PARTNERSHIP

                           (Name of Subject Company)


                       DAVIDSON INCOME REAL ESTATE, L.P.,

                         A DELAWARE LIMITED PARTNERSHIP

                      (Name of Person(s) Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST

                         (Title of Class of Securities)


                                      N/A

                     (Cusip Number of Class of Securities)

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                               CARROLL D. VINSON

                                   PRESIDENT

                     DAVIDSON DIVERSIFIED PROPERTIES, INC.

                          ONE INSIGNIA FINANCIAL PLAZA

                        GREENVILLE, SOUTH CAROLINA 29602

                                 (864) 239-2747

                 (Name, Address and Telephone Number of Person
          Authorized to Receive Notice and Communications on Behalf of
                        the person(s) filing statement)

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ITEM 1.    SECURITY AND SUBJECT COMPANY.

           The name of the subject company is Davidson Income Real Estate, L.P., a Delaware limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is One Insignia Financial Plaza, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is the units of limited partnership interest ("Units") of the Partnership.

ITEM 2.    TENDER OFFER OF THE BIDDER.

           This statement relates to an offer by Cooper River Properties, L.L.C., a Delaware limited liability company (the "Purchaser"), to purchase up to 9,000 of the outstanding Units at a purchase price of $375 per Unit, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in an Offer to Purchase dated August 27, 1998 (the "Offer to Purchase") and related Assignment of Partnership Interest (which collectively constitute the "Offer"). A Tender Offer Statement on Schedule 14D-1 with respect to the Offer has been filed by the Purchaser, Insignia Properties, L.P., a Delaware limited partnership ("IPLP"), Insignia Properties Trust, a Maryland real estate investment trust ("IPT") and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") (collectively, the "Bidders").

           The address of the Purchaser's principal executive offices is One Insignia Financial Plaza, Greenville, South Carolina 29602.

ITEM 3.    IDENTITY AND BACKGROUND.

           (a) The name and business address of the Partnership, which is the person filing this statement, are set forth in Item 1 above.

           (b)(1) The Partnership's managing general partner is Davidson Diversified Properties, Inc., a Tennessee corporation (the "Managing General Partner") and an affiliate of the Purchaser. The other general partners of the Partnership, David W. Talley and James T. Gunn, are prohibited by the Limited Partnership Agreement from participating in the activities of the Partnership.

           The Managing General Partner of the Partnership is a direct, wholly-owned subsidiary of IPT. The Purchaser is a recently formed, wholly-owned subsidiary of IPLP, which is the operating partnership of IPT. IPT is the sole general partner of IPLP (owning approximately 66% of the total equity interests in IPLP), and Insignia is the sole limited partner of IPLP (owning approximately 34% of the total equity interests in IPLP). Insignia and its affiliates also own approximately 68% of the outstanding common shares of IPT.

           For more than the past three years, Insignia Residential Group, L.P. ("IRG"), which is an affiliate of Insignia and the Purchaser, has provided property management services to the Partnership, and Insignia (directly or through affiliates) has performed asset management, partnership administration and investor relations services for the Partnership.

           By reason of the relationships described in the three preceding paragraphs, the Managing General Partner has conflicts of interest in considering the Offer.

           Under the Limited Partnership Agreement, the Managing General Partner and the other general partners each holds an interest in the Partnership and is entitled to participate in certain cash distributions made by the Partnership to its partners. The Managing General Partner and the other general partners in the aggregate received from the Partnership in respect of their interests in the Partnership cash distributions of $9,000 to date in 1998, $14,000 in 1997, $14,000 in 1996 and $18,000 in 1995. The
Partnership paid IRG property management fees for property management services in the amounts of approximately $233,000, $233,000 and $222,000 for the years ended December 31, 1997, 1996 and 1995, respectively, and has paid IRG property management fees equal to $114,000 during the first six months of 1998. The Partnership reimbursed the Managing General Partner and its affiliates (including Insignia) for expenses incurred in connection with asset management and partnership administration services performed by them for the Partnership for the years ended December 31, 1997, 1996 and 1995 in the amounts of $124,000, $153,000 and $185,000, respectively, and has reimbursed them for such services in the amount of $61,000 through June 30, 1998. The reimbursement amounts for the years ended December 31, 1997, 1996 and 1995, and for the six months ended June 30, 1998, include $19,000, $10,000, $14,000 and $6,000, respectively, which amounts were paid to an affiliate of the Managing General Partner for costs incurred in connection with construction oversight services. For the period January 1, 1996 through December 31, 1996, the Partnership insured its properties under a master policy through an agency and insurer unaffiliated with the Managing General Partner, and through an agency affiliated with the Managing General Partner for the period January 1, 1997 through August 31, 1997. An affiliate of the Managing General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. That agent assumed the financial obligations to the affiliate of the Managing General Partner who received payments on these obligations from the agent. Insignia and the Managing General Partner believe that the aggregate financial benefit derived by Insignia and its affiliates from such arrangement was immaterial.

           As described above, the Purchaser and the Managing General Partner are affiliates of and controlled by IPT, which is controlled by Insignia. The Managing General Partner has conflicts of interest with respect to the Offer, including conflicts resulting from its affiliation with IPT and the Purchaser. The Managing General Partner also would have conflicts of interest (i) as a result of the fact that a sale or liquidation of the Partnership's assets would result in a decrease or elimination of the fees paid to the Managing General Partner and/or its affiliates and (ii) as a consequence of the Purchaser's ownership of Units, because the Purchaser (which is an affiliate of the Managing General Partner) may have incentives to seek to maximize the value of its ownership of Units, which in turn may result in a conflict for the Managing General Partner in attempting to reconcile the interests of the Purchaser (which is an affiliate of the Managing General Partner) with the interests of the other Limited Partners. In addition, the Purchaser (which is an affiliate of the Managing General Partner) is making the Offer with a view to making a profit. Accordingly, there is a conflict between the desire of the Purchaser (which is an affiliate of the Managing General Partner) to purchase Units at a low price and the desire of the Limited Partners to sell their Units at a high price.

           As described in the Offer to Purchase, the Purchaser (which is an affiliate of the Managing General Partner) expects to pay for the Units it purchases pursuant to the Offer with funds provided by IPLP as capital contributions. IPLP in turn intends to use its cash on hand and, if necessary, borrowings from its credit facility with a commercial bank and financial institution to make such contributions. See Section 12 of the Offer to Purchase. It is possible, however, that in connection with its future financing activities, IPT or IPLP may cause or request the Purchaser (which is an affiliate of the Managing General Partner) to pledge the Units as collateral for loans, or otherwise agree to terms which provide IPT, IPLP and the Purchaser with incentives to generate substantial near-term cash flow from the Purchaser's investment in the Units. This could be the case, for example, if a loan has a "balloon" maturity after a relatively short time or bears a high or increasing interest rate. In such a situation, the

Managing General Partner may experience a conflict of interest in seeking to reconcile the best interests of the Partnership with the need of its affiliates for cash flow from the Partnership's activities.

           If the Purchaser is successful in acquiring a significant number of Units pursuant to the Offer, the Purchaser (which is an affiliate of the Managing General Partner) will have the right to vote those Units and thereby significantly influence all voting decisions with respect to the Partnership, including decisions concerning liquidation, amendments to the Limited Partnership Agreement, removal and replacement of the Managing General Partner and the other non- managing general partners and mergers, consolidations and other extraordinary transactions. This means that (i) non-tendering Limited Partners could be prevented from taking action they desire but that IPT (which is an affiliate of the Managing General Partner) opposes and (ii) IPT (which is an affiliate of the Managing General Partner) may be able to take action desired by IPT but opposed by the non-tendering Limited Partners.

           Under the Limited Partnership Agreement, Limited Partners holding a majority of the Units are entitled to take action with respect to a variety of matters, including removal of the Managing General Partner or the other non-managing general partners and in certain circumstances election of a new or successor managing general partner or non-managing general partners, the sale of all or substantially all of the assets of the Partnership, dissolution of the Partnership and most types of amendments to the Limited Partnership Agreement. In general, IPLP and the Purchaser (which are affiliates of the Managing General Partner) will vote the Units owned by them in whatever manner they deem to be in the best interests of IPT, which, because of their relationship with the Managing General Partner, also may be in the best interest of the Managing General Partner, but may not be in the best interest of other Limited Partners.

           To the best knowledge of the Managing General Partner, except as described in this Schedule 14D-9, there are no other material agreements, arrangements, understandings or any actual or potential conflicts of interest between the Partnership, the Managing General Partner and their affiliates and the Bidders, their executive officers, directors or affiliates.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

           Because of the existing and potential future conflicts of interest described in Item 3 above, the Partnership and the Managing General Partner are remaining neutral and making no recommendation as to whether Limited Partners should tender their Units in response to the Offer.

ITEM 5.    PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

           Neither the Partnership nor any person acting on its behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person or class of person to make solicitations or recommendation to Limited Partners on its behalf concerning the Offer.

ITEM 6.    RECENT TRANSACTIONS AND INTEREST WITH RESPECT TO SECURITIES.

           (a) Except as described in Schedule I attached hereto, no transactions in the Units have been effected during the past 60 days by the Partnership or the Managing General Partner or, to the knowledge of the Managing General Partner, by any of its current or former executive officers, directors or affiliates.

           (b) To the knowledge of the Partnership, neither the Managing General Partner nor any of its current or former executive officers, directors or affiliates intends to tender pursuant to the Offer any Units beneficially owned by them.

ITEM 7.    CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

           None.

ITEM 8.    ADDITIONAL INFORMATION TO BE FURNISHED.

           Litigation. On March 24, 1998, certain persons claiming to own limited partner interests in certain limited partnerships (including the Partnership) whose general partners (the "General Partners") are affiliates of Insignia (the "Partnerships") filed a purported class and derivative action in California Superior Court in the County of San Mateo (the "San Mateo Complaint") against Insignia, the General Partners (including the Managing General Partner), certain persons and entities who purportedly formerly controlled the General Partners, and additional entities affiliated with and individuals who are officers, directors and/or principals of several of the defendants. The San Mateo Complaint contains allegations that, among other things, (i) the defendants breached their fiduciary duties to the plaintiffs by selling or agreeing to sell their "fiduciary positions" as stockholders, officers and directors of the General Partners for a profit and retaining said profit rather than distributing it to the plaintiffs; (ii) the defendants breached their fiduciary duties by mismanaging the Partnerships and misappropriating the assets of the Partnerships by (a) manipulating the operations of the Partnerships to depress the trading price of limited partnership units (the "Units") of the Partnerships; (b) coercing and fraudulently inducing unitholders to sell Units to certain of the defendants at depressed prices; and (c) using the voting control obtained by purchasing Units at depressed prices to entrench certain of the defendants' positions of control over the Partnerships; and (iii) the defendants breached their fiduciary duties to the plaintiffs by (a) selling assets of the Partnerships such as mailing lists of unitholders; and (b) causing the General Partners to enter into exclusive arrangements with their affiliates to sell goods and services to the General Partners, the unitholders and tenants of Partnership properties. The San Mateo Complaint also alleges that the foregoing allegations constitute violations of various California securities, corporate and partnership statutes, as well as conversion and common law fraud. The San Mateo Complaint seeks unspecified compensatory and punitive damages, an injunction blocking the sale of control of the General Partners to AIMCO and a court order directing the defendants to discharge their fiduciary duties to the plaintiffs. On June 24, 1998, the Managing General Partner filed a motion seeking dismissal of the action. IPT and Insignia believe that the allegations contained in the San Mateo Complaint are without merit and intend to vigorously contest the plaintiffs' action.

           On July 30, 1998, certain entities claiming to own limited partnership interests in certain limited partnerships (including the Partnership) whose general partners are affiliates of Insignia, IPT and the Purchaser (the "Affiliated General Partners") filed a complaint in the Superior Court of the State of California, County of Los Angeles (the "Los Angeles Complaint") against Insignia, the Subject Partnerships (defined below), the Affiliated General Partners (including the Managing General Partner) and additional entities affiliated with several of the defendants. The action involves 44 real estate limited partnerships (each named as a defendant) in which the plaintiffs allegedly own interests and which Insignia affiliates allegedly manage or control (the "Subject Partnerships"). Plaintiffs allege that they have requested from, but have been denied by each of the Subject Partnerships, lists of their respective limited partners for the purpose of making tender offers to purchase up to 4.9% of the units of limited partnership interest in each of the Subject Partnerships. The Los Angeles Complaint also alleges that certain of the defendants made tender offers to purchase units of limited partnership interest in many of the

Subject Partnerships, with the alleged result that plaintiffs have been deprived of the benefits they would have realized from ownership of the additional units. The plaintiffs assert eleven causes of action, including breach of contract, unfair business practices, and violations of the partnership statutes of the states in which the Subject Partnerships are organized. Plaintiffs seek compensatory, punitive and treble damages. Insignia was only recently served with the Los Angeles Complaint and has not yet responded to it. Insignia believes the claims to be without merit and intends to defend the action vigorously.

ITEM 9.    MATERIAL TO BE FILED AS EXHIBITS.

           (a) Form of cover letter to Limited Partners of the Partnership dated August 27, 1998.

           (b)    None.

           (c)    None.

                                   SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 27, 1998

                           Davidson Income Real Estate, L.P.,
                           a Delaware limited partnership

                              By: Davidson Diversified Properties, Inc., its Managing General Partner

                              By:     /s/ Carroll D. Vinson
                                      ----------------------------------------
                                      Carroll D. Vinson
                                      President

                                   SCHEDULE I

                           TRANSACTIONS IN THE UNITS
                      EFFECTED BY IPLP IN THE PAST 60 DAYS

                                   NUMBER OF                   PRICE
                 DATE           UNITS PURCHASED              PER UNIT
               -------          ---------------              ---------
               8/17/98                5.00                    $315.00

               8/17/98                2.00                     315.00

               8/17/98                2.00                     296.76

                                 EXHIBIT INDEX

        EXHIBIT NO.                        DESCRIPTION
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           (a) Form of cover letter to Limited Partners from the Partnership dated August 27, 1998.

           (b)        None.

           (c)        None.